UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-34269

SHARPS COMPLIANCE CORP.
(Exact name of registrant as specified in its charter)

9220 Kirby Drive, Suite 500
Houston, Texas 77054
(713) 432-0300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Explanatory Note: Effective August 23, 2022, Raven Houston Merger Sub, Inc., a wholly owned direct subsidiary of Raven Buyer, Inc., was merged with and into Sharps Compliance Corp., with Sharps Compliance Corp. continuing as the surviving corporation and as a wholly owned subsidiary of Raven Buyer, Inc., and thereby being converted from a public corporation into a private corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sharps Compliance Corp., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 2, 2022	SHARPS COMPLIANCE CORP.

By:	/s/ Diana P. Diaz
Name:	Diana P. Diaz
Title:	Senior Vice President, Secretary, and Chief Accounting Officer